

Mail Stop 6010

June 16, 2008

Mr. Jeffrey Cote
Chief Financial Officer
Sensata Technologies B.V.
c/o Sensata Technologies, Inc.
529 Pleasant Street
Attleboro, MA 02703

> **Re:** **Sensata Technologies B.V.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 333-139739**

Dear Mr. Cote:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief